EXHIBIT 11

NATIONAL WESTERN LIFE INSURANCE COMPANY AND SUBSIDIARIES
COMPUTATION OF EARNINGS PER SHARE
For the Three Months Ended September 30, 2003 and 2002
(Unaudited)
(In thousands, except per share data)

		2003	2002
Numerator for basic and diluted earnings per share:			
Earnings available to common stockholders before and after assumed conversions	$	10,437	11,815
Denominator:			
Basic earnings per share - weighted-average shares		3,541	3,525
Effect of dilutive stock options		35	29
Diluted earnings per share - adjusted weighted-average shares for assumed conversions		3,576	3,554
Basic earnings per share	$	2.95	3.35
Diluted earnings per share	$	2.91	3.33

EXHIBIT 11

NATIONAL WESTERN LIFE INSURANCE COMPANY AND SUBSIDIARIES
COMPUTATION OF EARNINGS PER SHARE
For the Nine Months Ended September 30, 2003 and 2002
(Unaudited)
(In thousands, except per share data)

		2003	2002
Numerator for basic and diluted earnings per share:			
Earnings available to common stockholders before and after assumed conversions	$	37,248	32,857
Denominator:			
Basic earnings per share - weighted-average shares		3,531	3,521
Effect of dilutive stock options		27	33
Diluted earnings per share - adjusted weighted-average shares for assumed conversions		3,558	3,554
Basic earnings per share	$	10.55	9.33
Diluted earnings per share	$	10.47	9.25